Exhibit 99.1

Foresight Sets a New Standard for
Autonomous Vehicle Vision at CES 2018

Foresight’s new vision system is designed to achieve near-100% obstacle detection under all weather conditions with near zero false alerts

Ness Ziona, Israel – Jan. 3, 2018 – Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision systems, announced today that the Company will showcase, for the first time, its groundbreaking QuadSightTM vision system targeting the semi-autonomous and autonomous vehicle market at CES 2018 in Las Vegas, January 9–12, in booth #7538.

Foresight regards QuadSightTM as the industry’s most accurate, quad-camera vision system, offering exceptional obstacle detection for semi-autonomous and autonomous vehicle safety. Using proven, highly advanced image-processing algorithms, QuadSightTM uses four-camera technology that combines two pairs each of stereoscopic infrared and daylight cameras to set a new bar for autonomous vehicle vision. QuadSightTM is designed to achieve near-100% obstacle detection with near zero false alerts under any weather or lighting conditions – including complete darkness, rain, haze, fog and glare.

“At Foresight, we believe that a car’s vision system should be nothing less than perfect,” said Haim Siboni, CEO of Foresight. “Vision is the foundation of passenger safety, and vision perfection under all weather and lighting conditions is clearly the breakthrough that vehicle makers need to build consumer confidence in order to accelerate autonomous vehicle adoption.”

QuadSightTM, Foresight’s breakthrough innovation, is derived directly from field-proven security technology and incorporates accurate image-processing algorithms and sensor fusion, achieving superior detection under all weather and lighting conditions.

“Because vision perfection is that elusive capability autonomous vehicle makers have long pursued, the potential impact of Foresight’s breakthrough cannot be overstated,” said leading market analyst Jean-Christophe Eloy, President, CEO and Founder of Yole Développement, part of the Yole Group of Companies, which includes System Plus Consulting, KnowMade, PISEO and Blumorpho. “In a single stroke, QuadSightTM surpasses so many other approaches that simply can’t address the real world need for all-weather, all-conditions driving, making it the relevant answer for the industry’s long-term trajectory.”

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Stereoscopic vision technology’s exceptional three-dimensional (3D) images, detection and accuracy are essential for safe and reliable semi-autonomous and autonomous vehicle vision systems. Stereoscopic cameras exceed a human driver’s ability to see 3D objects in real time, whether objects are large or small, in-motion or static, or detected from short or long-range distances. The dynamic driving environment demands a level of accuracy that only stereoscopic cameras can provide.

CES attendees can view an in-car QuadSightTM demo at Foresight’s booth #7538. Contact Foresight to schedule a demo. For a brief video on the QuadSightTM vision technology, click here.

A prototype of the QuadSightTM system will be available for pilot projects during the first half of 2018. Development, completion and commercialization of the QuadSightTM system is expected during the second half of 2019.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

About Foresight

Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle's surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company estimates that its systems will revolutionize automotive safety by providing an automotive grade, cost-effective platform, and advanced technology.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that it will showcase, for the first time, its groundbreaking QuadSightTM vision system, the potential of its technology, that a prototype of the QuadSightTM system will be available for pilot projects during the first half of 2018, the timing of development, completion and commercialization of the QuadSightTM system, and that it estimates that its systems will revolutionize automotive safety. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

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The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's registration statement on Form 20-F filed with the Securities and Exchange Commission ("SEC") on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

Media Contacts:

Rainier Communications

Mary Lynch Cadwallader/Marianne Dempsey

foresight@rainierco.com

508-475-0025

Photograph Copyright 2018 by Foresight Automotive Ltd. All rights reserved.

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